Filed pursuant to Rule 433

Registration No. 333-141868

November 19, 2008

Final Term Sheet

EUR 5,000,000,000 3.375% Global Bonds due 2012

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	January 16, 2012

Redemption Amount:	100%

Interest Rate:	3.375% per annum, payable annually in arrears

Date of Pricing:	November 19, 2008

Closing Date:	November 26, 2008

Interest Payment Dates:	January 16 in each year

First Interest Payment Date:	January 16, 2009 (for interest accrued from and including November 26, 2008, to but excluding January 16, 2009)

Interest Payable on First Interest Payment Date:	EUR 23,514,344.26 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR to CBF USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.79%

Underwriting Commissions:	0.075%

Proceeds to Issuer:	99.715%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A0XXM04

CUSIP:	500769 CZ5

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Credit Suisse
DZ BANK AG
HSBC

Co-Lead Managers:	Banca Akros
Calyon
Citi
Danske Bank
Dresdner Kleinwort
Goldman Sachs International
Merrill Lynch & Co.
Morgan Stanley
Nomura International
The Royal Bank of Scotland UBS

Stabilization Manager:	Credit Suisse Securities (Europe) Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000159/f01597e424b3.htm . KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm . Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693208000210/f01999exv99wg.htm . Alternatively, Credit Suisse will arrange to send you the prospectus, which you may request by calling toll-free 1-800-221-1037.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.